Exhibit (e)(36)

Stephen Snyder

In recognition of your continued contributions and leadership at Rocket Fuel, we are pleased to present you with the following promotion and changes to your total compensation package:

Retention Bonus: Your expertise will be relied on to help lead the company through some complex activity that will result in a return to growth. To ensure you are rewarded for this work, we will recommend to the Compensation Committee that you receive a completion bonus for the 2017 restructuring project of $81,250, of which 50% is payable in July, 2017 and 50% is payable in February, 2018. This completion bonus will offset amounts earned under the 2017 annual bonus plan.

I would like to thank you for your ongoing commitment and contributions to Rocket Fuel.

Randy Wootton
CEO

* All compensation elements are subject to applicable taxes, deductions and withholdings. You must be employed by by Rocket Fuel Inc. or an affiliate on the date of payment of any bonus award. All terms and conditions of your At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement remain in full force and effect.